Exhibit (e)(34)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THOMAS FELLMAN, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 7002-VCN
)
ADOLOR CORPORATION, ARMANDO	)
ANIDO, MICHAEL R. DOUGHERTY,	)
GEORGES GEMAYEL, PAUL GODDARD,	)
GEORGE V. HAGER, JR., DAVID M.	)
MADDEN, GUIDO MAGNI, CLAUDE H.	)
NASH, DONALD NICKELSON, CUBIST	)
PHARMAMCEUTICALS, INC., and FRD	)
ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Amended Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a class action on behalf of the public shareholders of Adolor Corporation (“Adolor” or the “Company”) against Adolor and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on October 24, 2011 (the “Proposed Transaction”), pursuant to which Adolor will be acquired by Cubist Pharmaceuticals, Inc. (“Cubist Pharmaceuticals”) and its wholly-owned subsidiary, FRD Acquisition Corporation (collectively, “Cubist”). On October 24, 2011, the Board announced that it had caused Adolor to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by Cubist in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-

step merger with a net transaction value of up to approximately $415 million, net of Adolor’s third quarter 2011 cash balance. Shareholders will receive $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance, and one Contingent Payment Right (“CPR”), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for Adolor’s product candidate, ADL5945 (an oral, peripherally-restricted mu opioid receptor antagonist), are achieved. The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or be cashed out in the anticipated follow-on acquisition.

2.             Cubist has commenced the Tender Offer, which is scheduled to expire at 12:00 Midnight, New York City time, at the end of December 6, 2011.

3.             The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprives Adolor’s public shareholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein).  Moreover, as alleged herein, Adolor and Cubist aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.             Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ recommendation of the Proposed Transaction through materially incomplete and misleading disclosures in the Company’s Solicitation/Recommendation Statement filed on Form SC 14D9 (the “Solicitation Statement”) with the Securities and Exchange Commission (the “SEC”) on November 7, 2011. The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5.             Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

6.             Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Adolor common stock.

7.             Defendant Adolor is a Delaware corporation and maintains its principal executive offices at 700 Pennsylvania Drive, Exton, Pennsylvania 19341. Adolor is a biopharmaceutical company focused on the development and commercialization of novel prescription pain and pain-management products. Adolor offers ENTEREG® (alvimopan) (“ENTEREG”), a small molecule, peripherally-acting mu opioid receptor antagonist intended to block the adverse side effects of opioid analgesics on the gastrointestinal (“GI”) tract without interfering with central nervous system (“CNS”) mediated analgesia.  The Company also is developing ADL5945, a small molecule, potent peripherally-acting mu opioid receptor antagonist intended to block the adverse effects of opioid analgesics on the GI tract without affecting analgesia, to treat chronic opioid-induced constipation (“OIC”). Phase 2 trials of ADL5945 demonstrated statistically significant and clinically relevant efficacy in patients suffering from OIC. Adolor’s earlier stage pipeline includes ADL7445, a back-up compound in Adolor’s OIC program, ADL6906 (beloxepin), a compound with a novel and potentially differentiating pharmacological profile for treating chronic pain, and novel, selective centrally-acting mu opioid receptor antagonists (CAMORs) currently in development for the treatment of l-DOPA-induced dyskinesia (LID) associated with the management of Parkinson’s disease.  Adolor’s common stock is traded on the Nasdaq under the ticker “ADLR.”

8.             Defendant Armando Anido (“Anido”) has served as an Adolor director since 2003. According to Adolor’s Annual Proxy Statement filed with the SEC on Form DEF 14A on

April 1, 2011 (the “2011 Proxy”), Anido is Chair of the Company’s Governance and Nominating Committee.

9.             Defendant Michael R. Dougherty (“Dougherty”) has served as an Adolor director since 2006 and has also served as Adolor’s President and Chief Executive Officer (“CEO”) since that time. Dougherty joined the Company as Senior Vice President of Commercial Operations in November 2002. From April 2003 through October 2005, he served as Adolor’s Chief Financial Officer and also served as Senior Vice President, Chief Operating Officer and Treasurer from April 2003 through December 2006. In addition, according to the 2011 Proxy, Dougherty beneficially owns approximately 2.77% of the Company’s outstanding common stock.

10.           Defendant George V. Hager, Jr. (“Hager”) has served as an Adolor director since 2003. According to the 2011 Proxy, Hager is Chair of the Company’s Audit Committee.

11.           Defendant Georges Gemayel (“Gemayel”) has served as an Adolor director since 2007. According to the 2011 Proxy, Gemayel is a member of the Company’s Audit Committee and the Governance and Nominating Committee.

12.           Defendant David M. Madden (“Madden”) has served as an Adolor director since 2000 and was appointed Chairman of the Board in May 2005.  Madden also served as the Company’s Interim President and CEO from August 2005 through December 2006. In addition, according to the 2011 Proxy, Madden beneficially owns approximately 2.39% of the Company’s outstanding common stock.

13.           Defendant Guido Magni (“Magni”) has served as an Adolor director since 2008. According to the 2011 Proxy, Magni is a member of the Company’s Governance and Nominating Committee.

14.           Defendant Paul Goddard (“Goddard”) has served as an Adolor director since 2000 and also served as a Company consultant from August 2003 through July 2005. According to the 2011 Proxy, Goddard is a member of the Company’s Compensation Committee.

15.           Defendant Claude H. Nash (“Nash”) has served as an Adolor director since 2000. According to the 2011 Proxy, Nash is Chair of the Company’s Compensation Committee.

16.           Defendant Donald Nickelson (“Nickelson”) has served as an Adolor director since 2003.  According to the 2011 Proxy, Nickelson is a member of the Company’s Compensation Committee and Audit Committee.

17.           Defendant Cubist Pharmaceuticals is a Delaware corporation and maintains its principal executive offices at 65 Hayden Avenue, Lexington, Massachusetts 02421. According to its website, Cubist Pharmaceuticals “is a bio-pharmaceutical company focused on the research, commercialization and creation of pharmaceutical products that address unmet medical needs in the acute care environment.”

18.           Defendant FRD Acquisition Corporation is a Delaware corporation and a subsidiary of Cubist Pharmaceuticals created for the sole purpose of effecting the Proposed Transaction.

19.           The defendants identified in paragraphs 8 through 16 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Adolor, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Adolor, and owe plaintiff and Adolor’s public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

20.           Each of the Individual Defendants at all times had the power to control and direct Adolor to engage in the misconduct alleged herein.  The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Adolor shareholders.

21.           Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class.

They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

22.           The Company’s public shareholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

23.           Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Adolor (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

24.           This action is properly maintainable as a class action.

25.           The Class is so numerous that joinder of all members is impracticable. As of July 15, 2011, there were 46,464,484 shares of Adolor common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

26.           Questions of law and fact are common to the Class, including, among others:

a.             Whether defendants have breached their fiduciary duties owed to plaintiff and the Class and/or aided and abetted breaches of fiduciary duties; and

b.             Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

27.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29.           Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background

30.           The Company commenced operations in 1994 to capitalize on proprietary technology in cloned opioid receptors. Adolor’s first commercial product, ENTEREG, is a small molecule, peripherally-acting mu opioid receptor antagonist intended to block the adverse side effects of opioid analgesics, like morphine, on the GI tract without interfering with CNS mediated analgesia.  ENTEREG is the first, and only, therapy approved by the Food and Drug Administration (“FDA”) for the management of delayed GI recovery following bowel resection surgery, and is specifically indicated to accelerate upper and lower GI recovery following partial large or small bowel resection surgery with primary anastomosis.

31.           Adolor, in collaboration with GlaxoSmithKline, launched ENTEREG in the United States in mid-2008.  On June 14, 2011, Adolor announced that it had entered into an agreement with GlaxoSmithKline to reacquire all rights to ENTEREG and assume full control of the promotional effort. As stated in the press release announcing the agreement:

“We are thrilled to have an agreement to acquire the rights to ENTEREG held by GSK,” said Michael R. Dougherty, President and Chief Executive Officer. “We see continuing revenue growth ahead for ENTEREG, building upon the solid foundation laid by GSK and Adolor over the past several years. We expect ENTEREG to generate meaningful cash flows for Adolor over the next year and into the future.”

Dougherty continued, “With full ownership of a key hospital product in ENTEREG and data just ahead from our Phase 2 program with ADL5945 for the treatment of opioid-induced constipation, we believe Adolor is well positioned to create compelling strategic value for our stockholders.”

Under the agreement, Adolor has agreed to pay to GSK $25 million cash, staged over a six-year period, with $2.5 million payable in 2011, tiered, mid-single digit royalties on annual net sales and a further one-time, sales-related milestone of $15 million.

“Since 2008, nearly 30 Adolor employees have been focused on the marketing and selling of ENTEREG to hospitals and physicians,” said Michael D. Adelman, Vice President, Marketing and Sales. “We have extensive knowledge of this marketplace, and are excited about the prospect of now controlling all aspects of the promotional effort. Over the next several months, we intend to approximately double the size of our ENTEREG team, and anticipate a smooth transition working with GSK.”

(Emphasis added).

32.           The Company also is developing ADL5945 to treat chronic OIC. Phase 2 trials of ADL5945 demonstrated statistically significant and clinically relevant efficacy in patients suffering from OIC. According to its website, the Company expects to initiate a Phase 3 program with ADL5945 in early 2012.

33.           On July 27, 2011, Adolor issued a press release announcing its second quarter 2011 financial results wherein the Company reported continued sales growth of ENTEREG. Specifically, net sales of ENTEREG were $8.2 million for the three months ended June 30, 2011, a 31% increase compared to net sales of $6.3 million for the three months ended June 30, 2010. Adolor attributed the increase in net sales as driven primarily by an increase in the number of hospitals ordering ENTEREG and increased penetration within existing hospital customers, as well as the impact of pricing changes since the first quarter of 2010. Adolor also reported that net sales of ENTEREG were $15.7 million and $11.5 million for the six months ended June 30, 2011 and 2010, respectively. Individual Defendant Dougherty commented on the Company’s positive momentum:

The second quarter was highlighted by continuing growth in ENTEREG sales and, of course, our agreement with GSK to assume full ownership of the product[.] We enter the second half of 2011 with positive momentum and look ahead to an important milestone for our Company, the reporting of data in August for ADL5945 in our phase 2 program in chronic OIC.

34.           On August 10, 2011, Adolor issued a press release wherein it announced positive, statistically significant top line results from its two Phase 2 studies of ADL5945 in chronic non-cancer pain patients with OIC. Individual Defendant Dougherty commented on these results by saying:

Our Phase 2 program achieved all of our objectives and validates our view that ADL5945 is a potentially important drug for patients suffering from OIC and related GI symptoms[.] Adolor has extensive experience in this therapeutic area that we will continue to leverage as we now focus on the Phase 3 program. There has been significant interest in ADL5945 and we look forward to sharing these data and initiating pivotal studies as expeditiously as possible.

35.           Moreover, according to the Solicitation Statement, Robert J. Perez, Cubist Pharmaceuticals’ Executive Vice President and Chief Operating Officer, called to congratulate Dougherty on the Phase 2 results shortly after they were announced.

36.           On September 6, 2011, Adolor issued a press release wherein it announced that it had completed the re-acquisition of all ENTEREG rights from GlaxoSmithKline.

The Proposed Transaction

37.           According to the Solicitation Statement, on or around March 30, 2011, Kevin Taylor (“Taylor”), Adolor’s Vice President Business Development, met with employees of Cubist to discuss beloxepin, one of the Company’s products in an earlier stage of development.

38.           Subsequently, Taylor (or “an employee” of the Company) met or held discussions with Cubist employees on three occasions to discuss the possibility of a strategic relationship.  Dougherty then, apparently, took over discussions with Cubist on an almost exclusive basis on behalf of Adolor. Out of about twenty-four specific meetings or conversations referenced in the Solicitation Statement held between Adolor and Cubist from July 2011 until the time the parties entered into the Merger Agreement, it appears that only Dougherty was present on behalf of the Company for about twenty of those meetings.(1)

39.           While conversations between Dougherty and Michael W. Bonney (“Bonney”), CEO and President of Cubist Pharmaceuticals, regarding the possibility of a strategic relationship appeared to be ongoing, the Company retained a financial advisor. To that end, on August 24, 2011, the Board held a special meeting and approved the appointment of Stifel, Nicolaus & Company, Incorporated (“Stifel”) to serve as financial advisor to Adolor. Noticeably absent from the Solicitation Statement, however, is any discussion regarding the process that led to Stifel’s retention, any investigation into Stifel’s ability to represent the Company free of conflict, or the past, present or future anticipated relationship between both Stifel and Adolor, as well as Stifel and Cubist. Moreover, the Solicitation Statement is silent regarding what other, if any, potential financial advisors were interviewed or considered.

40.           Prior to that time, as alleged above, on August 10, 2011, Adolor released news of positive results seen in connection with Phase 2 studies of ADL5945.

(1) This does not include the following, as the Solicitation Statement does not make clear specifically how many meetings or discussions were held: (1) “Mr. Dougherty, Mr. Bonney, Mr. Perez and other representatives of the Company and Parent discussed the terms of the letters on multiple occasions between October 2, 2011 and October 4, 2011[]”; and (2) “On October 10 and October 11, a number of employees and members of management of both companies, including Mr. Perez and Mr. Dougherty, held multiple meetings at the Company’s headquarters in Exton, Pennsylvania.”

41.           According to the Solicitation Statement, Bonney and Doughtery met on August 22, 2011 for dinner. During that meeting, Dougherty discussed his perspective on the market, and, in his view, the “undervalued nature of the Company’s assets.” The Solicitation Statement is silent, however, as to by how much or exactly which or why those assets were undervalued.

42.           Just over a week later, on August 31, the two spoke again. This time, Bonney accused Dougherty of engaging in conversations with other potential bidders and collaborators. The Solicitation Statement, however, does not reflect that Dougherty denied the allegation. Instead, Dougherty inexplicably agreed to accelerate due diligence calls with Cubist, which were then held the following day.

43.           On September 6, 2011, Bonney delivered a letter to Dougherty containing a non-binding indication of interest, under which Adolor shareholders would receive $4.00 in cash and the right to receive a $3.00 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 and such approval met certain product labeling criteria.

44.           Cubist Pharmaceuticals modified its offer by letter dated September 13, 2011, under which Adolor shareholders would receive $4.25 per share in cash, the right to receive a $1.75 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 and such approval met certain product labeling criteria, and the right to receive a $1.75 per share cash payment if ADL5945 received final European Medicines Agency (“EMA”) approval by January 1, 2017 and such approval met certain product labeling criteria.  According to the Solicitation Statement, Bonney also called Dougherty to inform him of the specific terms of the letter.

45.           According to the Solicitation Statement, on September 16, 2011, the Board held a special meeting and, among other things, authorized the formation of a committee (the “Committee”) “to communicate with and advise management on the negotiations with [Cubist], as needed.  The Committee was not delegated the authority to act on behalf of the Company Board.”  The Board chose Individual Defendants Madden, Anido, and Hager to serve on the Committee.

46.           What is not clear from the Solicitation Statement (among other things) is why the Committee was created and why the Board waited nearly six months from when discussions with Cubist apparently began regarding a potential transaction to create the Committee. According to the Solicitation Statement, it appears that the Committee met only three times.

47.           On September 23, 2011, Bonney presented Dougherty with revised offer terms, under which the Company’s shareholders would receive a $4.25 per share up-front cash payment, the right to receive a $0.75 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 (to be increased to $3.00 if such approval met certain product labeling criteria), and the right to receive a $0.25 per share cash payment if ADL5945 received final EMA approval by January 1, 2017 (to be increased to $1.50 if such approval met certain product labeling criteria).

48.           On September 30, 2011, Cubist Pharmaceuticals sent Adolor a third offer letter, with revised terms generally reflecting terms discussed by Dougherty and Bonney on September 29, 2011.

49.           At a special meeting held on October 3, 2011, the Board authorized Dougherty to enter into an exclusivity letter agreement with Cubist Pharmaceuticals.  The Solicitation Statement is unclear, however, as to exactly why the Board did so at a time when the Solicitation Statement makes it seem like future offers with others were still possible.

50.           The parties to the Merger Agreement and their advisors continued their negotiations.

51.           According to the Solicitation Statement, on October 23, 2011, the Company held a special meeting at which the Board, among other things, unanimously approved the Merger Agreement and recommended that Adolor’s shareholders tender all of their shares pursuant to the Tender Offer and, if applicable, vote their shares in favor of adoption of the Merger Agreement and Proposed Transaction.

52.           On October 24, 2011, Adolor issued a press release announcing the Proposed Transaction. Specifically, the press release announced that Adolor had entered into the Merger Agreement to be acquired by Cubist by means of a tender offer for $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance. In addition to the upfront cash payment, each Adolor shareholder will receive one CPR, entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The total Proposed Transaction is valued at up to $415 million, net of Adolor’s third quarter 2011 cash balance.

53.           The press release announcing the Proposed Transaction explained that terms of the CPR call for additional cash payments of up to $4.50 per CPR. The CPR will entitle each Adolor shareholder to receive up to $3.00 per share if ADL5945 receives regulatory approval in the U.S. and up to $1.50 per share if ADL5945 receives regulatory approval in the European Union, in both instances prior to July 1, 2019.  In each case, the size of the payment would depend on the parameters of the approval.  The press release stated that the CPR will not be publicly traded. The Form 8-K filed by Adolor with the SEC on October 25, 2011 further defined the terms of the CPR, as stated below:

FDA Approval

•      $3.00 per CPR payable if ADL 5945 is approved on or before July 1, 2019 and is the first oral monotherapy treatment for opioid induced constipation (“OIC”) approved by the FDA without a maximum day limitation, or, if not the first approved product, is approved with a label that does not competitively disadvantage ADL 5945 relative to other FDA-approved OIC products (such approval, the “FDA Preferred Product Label Approval”).

•      This $3.00 amount will be reduced by $1.75 to $1.25 if ADL5945 is not the first approved product and is approved with a label that puts ADL 5945 at a competitive disadvantage relative to other FDA-approved OIC products.

European Medicines Agency (“EMA”) Approval

•      $1.50 per CPR payable if ADL5945 is approved on or before July 1, 2019 and is the first oral monotherapy treatment for OIC approved by the EMA without a maximum day limitation, or, if not the first approved product, is approved with a label that does not competitively disadvantage ADL 5945 relative to other EMA-approved OIC products (such approval, the “EMA Preferred Product Label Approval”).

•      This $1.50 amount will be reduced by $1.00 to $0.50 if ADL5945 is not the first approved product and is approved with a label that puts ADL 5945 at a competitive disadvantage relative to other EMA-approved OIC products.

Sales Milestones

If either the FDA Preferred Product Label Approval or the EMA Preferred Product Label Approval is not obtained by July 1, 2019, then each holder of a CPR is entitled to receive the following cash payments:

•      If neither the FDA Preferred Product Label Approval nor the EMA Preferred Product Label Approval is obtained, then each holder of a CPR is entitled to receive $1.50 upon ADL 5945 achieving $400,000,000 in cumulative net sales over a specified period, and an additional $1.25 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

•      If EMA Preferred Product Label Approval is obtained but FDA Preferred Product Label Approval is not obtained, then each holder of a CPR is entitled to receive $0.50 upon ADL 5945 achieving $400,000,000 in cumulative net sales over a specified period, and an additional $1.25 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

•      If FDA Preferred Product Label Approval is obtained, but EMA Preferred Product Label Approval is not obtained, then each holder of a

CPR is entitled to receive $1.00 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

54.           In the press release announcing the Proposed Transaction, Bonney acknowledged the value that Adolor brings to Cubist. Indeed, Bonney emphasized that Adolor’s “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline with three strong candidates addressing significant markets.” (Emphasis added). The press release announcing the Proposed Transaction even states that “Cubist anticipates peak ENTEREG sales of over $100 million annually.”

55.           In an October 24, 2011 conference call related to the Proposed Transaction, Bonney commented on the tremendous growth potential of ENTEREG that Cubist sought to capitalize on, with the hopes of achieving sales of $100 million annually for ENTEREG:

First, Adolor’s ENTEREG is an attractive and highly complementary hospital-based product for us. Launched three years ago, ENTEREG is the first and only FDA approved therapy to accelerate the time to upper and lower GI recovery following partial large or small bowel resection surgery with primary anastomosis. Adolor recently assumed full ownership of this product from GSK.

ENTEREG generated more that $25 million in US sales in 2010 and $15.7 million for the six months ended June 30th this year. And in our hands it’s very profitable. With our exceptional acute care organization in the US, we believe we can increase ENTEREG sales more than threefold to peak sales of at least $100 million annually.

(Emphasis added). Wall Street analysts confirmed Cubist’s ability to achieve such a goal: “We believe [Cubist] is more than capable of accelerating the sales trajectory of [ENTEREG] given the strengths of the sales force in the hospital setting,” wrote Oppenheimer analyst Christopher Holterhoff in a report issued after the Proposed Transaction was announced.

56.           In the same October 24 conference call, Bonney also estimated that, should it obtain approval, ADL5945 could achieve peak global sales of more than $1 billion. As stated by Bonney:

Next, Adolor’s ADL5945 is a promising product candidate for the large and growing chronic opioid induced constipation, or OIC, market. As Adolor reported in August, Phase II data were very encouraging, demonstrating statistically significant improvements in the frequency of spontaneous bowel movements in patients with constipation caused by opioids they were receiving for management of chronic pain.

Assuming approval, we estimate potential peak global sales for 5945 could be more than $1 billion. We are excited about the intrinsic potential for this product and we believe there will be opportunities to partner certain rights for this asset. We plan to seek a partner for ex-US as well as primary care commercialization while retaining certain US and potentially EU specialty rights.

(Emphasis added).

57.           The Proposed Transaction, which has been unanimously approved by the boards of directors of both companies, is expected to close in the fourth quarter of 2011.

58.           By agreeing to sell the Company, Adolor shareholders will no longer be able to reap the benefits of ENTEREG’s growth potential and are being inadequately compensated for the intrinsic potential of ADL5945. In addition, as the CPR will not be publicly traded, Adolor shareholders will be left holding an illiquid asset in the CPR that, through its terms, may take years before it can be exchanged for monetary consideration.

59.           Moreover, to the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor Cubist and are calculated to unreasonably dissuade potential suitors from making competing offers.

60.           The Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 5.2 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals.  Section 5.2(a) of the Merger Agreement states:

(a) The Company and each Company Subsidiary has, and has caused its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of the Company Subsidiaries (collectively, “Representatives”) to have, ceased and terminated all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any persons or entities with respect to any offer or proposal or potential offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated hereby, involving: (A) any consolidation, business combination, merger or similar transaction involving the Company or any Company Subsidiary; (B) any recapitalization, restructuring, liquidation or dissolution of the Company or any Company Subsidiary; (C) any issuance by the Company, individually or in the aggregate, of over fifteen percent (15%) of its equity securities; or (D) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or Company Subsidiaries (including for this purpose the outstanding equity securities of a Company Subsidiary) for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding Shares on the last trading day prior to the date of this Agreement or fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries (each of clauses (A)-(D), an “Acquisition Proposal”). Except as provided in this Section 5.2, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall cause its Representatives and each Company Subsidiary not to directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill agreement. The Company agrees that any violations of the restrictions set forth in this Section 5.2 by any of its Representatives shall be deemed to be a breach of this Agreement (including this Section 5.2) by the Company. Notwithstanding the foregoing, nothing contained in this Section 5.2 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

(Emphasis added).

61.           The Merger Agreement goes on to state that if the Company receives a bona fide alternative “Acquisition Proposal,” then Adolor is obligated to provide Cubist any information provided to the suitor. Moreover, the Merger Agreement obligates Adolor to notify Cubist of the identity of any suitor making an Acquisition Proposal within forty-eight hours of its receipt and to provide Cubist with its material terms and conditions.  The Company must also keep Cubist informed of “any changes, developments, discussions or negotiations, of the status of any Acquisition Proposal.” Section 5.2(b) of the Merger Agreement states:

(b) Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer (the “Acceptance Time”), the Company and its Representatives may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, such person has, not resulting from any knowing material violation of this Section 5.2, submitted a written proposal to the Company relating to such Acquisition Proposal which the Board of Directors determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a Superior Proposal. From and after the date hereof and prior to the Acceptance Time, the Company shall, within forty eight (48) hours, notify Parent in the event that the Company or any Company Subsidiary or Representatives receives (i) any Acquisition Proposal or indication by any person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary related to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent, within such forty eight (48) hour period, with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where such Acquisition Proposal is not in writing, a description of the material terms and conditions of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto. The Company shall keep Parent reasonably informed, no later than forty eight (48) hours after the occurrence of any changes, developments, discussions or negotiations, of the status of any Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence, and draft documentation. Without limiting the foregoing, the Company shall promptly (and in any event within forty eight (48) hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent. The Company shall not, and shall cause the Company Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of the Company Subsidiaries is or becomes a party. The Company will promptly provide to Parent any non-public information concerning the Company or the Company Subsidiaries provided or made available pursuant to this Section 5.2(b) which was not previously provided or made available to Parent. For purposes of this Agreement, a “Superior Proposal” is an unsolicited written Acquisition Proposal, that the Company Board of Directors believes in good faith is  bona fide, to acquire more than fifty percent (50%) of the equity securities or consolidated total assets of the Company and the Company Subsidiaries pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization, or a sale or license of its assets, (A) on terms which the Company Board of Directors determines in its good faith judgment to be more favorable to the holders of Shares than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement, including the timing and likelihood of consummating the transactions contemplated by such proposal and this Agreement, and (B) which the Company Board of Directors has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

(Emphasis added).

62.           The Merger Agreement contains a highly restrictive “fiduciary out” provision in Section 5.2(e) permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances. Moreover, Section 5.2(e) of the Merger Agreement also grants Cubist a “matching right” with respect to any “Superior Proposal” made to the Company. Section 5.2(e) of the Merger Agreement states:

(e) Notwithstanding the foregoing, the Company Board of Directors may make an Adverse Recommendation Change in the absence of an Acquisition Proposal if the Company Board of Directors has concluded in good faith, after consultation with its outside counsel, that an Adverse Recommendation Change is necessary to comply with its fiduciary duties, provided, however, that the Company Board of Directors shall not make an Adverse Recommendation Change unless the Company has (A) provided to Parent at least four (4) business days’ prior written notice (or such shorter period as remains prior to one day prior to the scheduled expiration date of the Offer) advising Parent that the Company Board of Directors intends to take such action and specifying the reasons therefore in reasonable detail and (B) during such four (4) business day, or shorter, period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need or reason for the Adverse Recommendation Change.

(Emphasis added).

63.           Additionally, Section 1.10 grants Cubist an irrevocable option (the “Top-Up Option”). Section 1.10(a) states:

(a) The Company hereby grants to Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.10, to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on The Nasdaq Stock Market on the last trading day prior to the date on which the Top-Up Option is exercised or (ii) the Closing Amount, newly issued Shares (the “Top-Up Shares”) so that, when added to the number of Shares owned by Sub prior to the exercise of the Top-Up Option, Sub will own at least ninety percent (90%) of the Shares outstanding immediately after the issuance of the Top-Up Shares (not including in the Shares owned by Sub any Shares tendered pursuant to unfulfilled guaranteed delivery procedures); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option and (ii) the Top-Up Option may not be exercised unless, following the Acceptance Time or after a subsequent offering period, seventy percent (70%) or more of the Shares shall be owned by Sub. The Top-Up Option shall be exercisable once at any time following the Acceptance Time and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms. Sub may assign the Top-Up Option and its rights and obligations pursuant to this Section 1.10, in its sole discretion, to Parent.

64.           In other words, even if Cubist acquires just 70.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiff and members of the putative Class.  The coercive effect of the Top-Up Option is patently obvious.  Unless Cubist gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.

65.           Further locking up control of the Company in favor of Cubist is Section 8.2 of the Merger Agreement, which contains provision for a “Termination Fee” of $10 million payable by the Company to Cubist if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

66.           Moreover, according to the Solicitation Statement, the Individual Defendants (including Dougherty) and executive officers Stephen W. Webster (“Webster”), John M. Limongelli (“Limongelli”), and George R. Maurer (“Maurer”) entered into Tender and Voting Agreements, pursuant to which the Individual Defendants and executive officers have agreed: (i) to tender in the offer (and not to withdraw) all shares beneficially owned by them (provided that there is no duty to tender shares if such action would give rise to liability under Section 16(b) of the Securities Exchange Act of 1934); (ii) to vote such shares in support of the Proposed Transaction in the event stockholder approval is required to consummate the Proposed Transaction; (iii) to appoint Cubist Pharmaceuticals as his proxy to vote such shares in connection with the Merger Agreement; and (iv) not to otherwise transfer any of his shares. According to the 2011 Proxy, Adolor’s executive officers and directors as a group beneficially own approximately 8.38% of the Company’s outstanding common stock. Collectively, the directors and officers have agreed to tender 1,290,242 shares held by them.

67.           The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Adolor is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

68.           The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

69.           As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Adolor common stock in the Proposed Transaction.

70.           Moreover, on November 7, 2011, the Company filed its Solicitation Statement with the SEC to recommend that shareholders tender their shares in favor of the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to Adolor’s shareholders to enable them to render an informed decision. Specifically, the Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of Adolor’s financial advisor, Stifel.  This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of Adolor’s shares.

71.           The Solicitation Statement is materially misleading in that it omits material information concerning the process leading to the Proposed Transaction.  The Solicitation Statement reflects that at an August 22 dinner, Dougherty discussed the “undervalued nature of the Company’s assets[.]” The Solicitation Statement is materially misleading, however, in that it fails to disclose any explanation as to Dougherty’s bases for suggesting that the Company’s assets were undervalued.

72.           According to the Solicitation Statement, on August 31, 2011, Bonney of Cubist expressed concern that the Company was engaging in discussions with other potential acquirors and collaborators.  As a result, the Solicitation Statement reflects that Dougherty agreed to accelerate two due diligence calls between Cubist and the Company in response. The Solicitation Statement is materially misleading, however, in that it fails to provide (1) any details regarding any discussions with the other potential acquirors (such as how many potential acquirors there were, and who and what type of potential acquirors there were), or (2) the reasons that the Company agreed to accelerate the due diligence calls with Cubist.

73.           The Solicitation Statement also reflects that Stifel engaged in discussions with other potential acquirors and strategic partners, and references the “extensive list of companies with which management had previous interactions regarding its programs,” and that management and Stifel discussed companies on the list and determined that outreach efforts would be undertaken with ten companies (which outreach efforts occurred during the period from September 8 to October 3). The Solicitation Statement does not disclose key details regarding the discussions with potential acquirors, how many companies were on the “extensive list,” how management and Stifel narrowed it down to only ten companies, or details regarding Stifel’s efforts from September 8 to October 3. The Solicitation Statement thus is materially misleading, as well as for the reasons that it does not disclose how Dougherty decided on a counter-offer of $5.50 per share on September 9, and whether the Board had any input into that decision.

74.           According to the Solicitation Statement, the Board held a special meeting on September 16, 2011, and authorized the formation of the Committee “to communicate with and advise management on the negotiations with [Cubist], as needed.  The Committee, apparently, was not delegated the authority to act on behalf of the Company Board.”  The Solicitation Statement is materially misleading in that it fails to disclose why the Board waited until September 16 to create the Committee; why the Committee was formed; how the Committee members were chosen; and why the Committee was not delegated authority to act on behalf of the Board.

75.           The Solicitation Statement reflects that at an October 3, 2011 meeting, the “Board discussed the fact that no potential acquirers or strategic partners had made an offer for a transaction with the Company or indicated that they were prepared to make an offer soon.” The Solicitation Statement fails to disclose any details regarding this discussion or how long of a period of time “soon” was considered to be.  The Solicitation Statement also fails to provide sufficient details concerning the companies that Stifel approached to gauge interest in a potential transaction with the Company and the nature of such discussions.

76.           The Solicitation Statement reflects that “[w]ith respect to ENTEREG, the Company Board noted that a non-binding verbal indication of interest had been received[,]” but that the “Board concluded that a potential transaction with [Cubist] provided greater value to the stockholders of the Company than other available options at that time.”  The Solicitation Statement fails to disclose any details regarding the indication of interest (including the terms and when it was received), why the Board felt the Proposed Transaction provided “greater value,” and whether any other indications of interest were received by the Company for any of its products, including ENTEREG.

77.           The Solicitation Statement fails to disclose the terms of the counterproposal regarding the proposed acquisition and exclusivity period provided to Cubist by the Company on October 3, 2011.

78.           With respect to Stifel’s Selected Companies Analysis, the Solicitation Statement fails to disclose the individually observed multiples for each of the selected comparable companies, including: (a) EV/2011E Revenue; (b) EV/2012E Revenue; (c) P/2011E Earnings; and (d) P/2012E Earnings.  Moreover, the Solicitation Statement fails to disclose the specific inputs and assumptions used to determine the 20% discount rate used, and how, if at all, the value of the Company’s tax assets was considered in this analysis.

79.           With respect to Stifel’s Selected Precedent Transactions Analysis, the Solicitation Statement fails to disclose the individually observed multiples for each of the selected transactions, including (a) EV/2011E Revenue, and (b) EV/2012E Revenue, and fails to disclose how, if at all, the value of the Company’s tax assets was considered in this analysis.

80.           Regarding the Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose the definition of unlevered free cash flow used in this analysis, whether stock-based compensation expense was treated as a cash expense in this analysis, and what specific inputs and assumptions were used to determine the discount rate range of 18%-22%.

81.           Regarding the Sum of the Parts Analysis, the Solicitation Statement fails to disclose the projections used in the discounted cash flow analysis for ADL5945 individually, the definition of unlevered free cash flow used for the ADL5945 discounted cash flow analysis, the specific inputs and assumptions used to determine the discount rate range of 13%-15% for the ADL5945 discounted cash flow analysis, and the individually observed values for ENTEREG, ADL5945 and corporate overhead.

82.           Moreover, the Solicitation Statement fails to disclose management’s internal estimates regarding the timing of approval of ADL5945 by the FDA and/or the EMA, as well as internal estimates regarding the probability of ADL5945 being approved without a competitively disadvantageous Black Box warning or Risk Evaluation and Mitigation Strategy. In essence, this is perhaps the most significant of the material omissions in the Solicitation Statement, in that it is tantamount to not disclosing management’s true future financial projections. Put another way, although the Company disclosed two different sets of financial projections, shareholders have no idea which case is more likely or more reliable, because the Solicitation Statement provides no information regarding management’s views of the Company’s ability to meet any of the milestones necessary to trigger the right to receive any of the CPRs.  Without any such discussion, shareholders are left guessing as to whether the Company has a large or small chance, if any, of actually meeting either of the sets of projections, which is more critical for shareholders deciding whether to give up their right to benefit from the Company’s future cash flows.

83.           Put another way, with respect to those projections, the Solicitation Statement further fails to disclose: (a) the assumptions made by the Company concerning ENTEREG regarding pricing, market penetration, competition, intellectual property, promotion costs and manufacturing costs; and (b) the assumptions made by the Company with respect to the development and commercialization of ADL5945 regarding development costs and timing, the timing of regulatory approval and the impact on the product of different labeling possibilities, the terms and timing of partnering the product outside the United States, commercialization costs, manufacturing costs, market size and penetration, competition and intellectual property.

84.           The Solicitation Statement also fails to disclose the financial projections provided by Adolor’s management for the Competitive Label Case and Non-Competitive Label Case, and relied upon by Stifel in their financial analyses, for years 2011 through 2030, including: (a) Separate Cost of Goods sold for ENTEREG and ADL5945; (b) Depreciation and amortization; (c) Taxes (or tax rate) prior to application of tax assets; (d) Stock-based compensation; (e) Changes in working capital; (f) Capital Expenditures; and (g) Other items, if any, used in Stifel’s calculation of unlevered free cash flow.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

85.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

86.           As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Adolor’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Adolor’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Adolor’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Adolor; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

87.           The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

88.           As alleged herein, defendants have initiated a process to sell Adolor that undervalues the Company and vests them with benefits that are not shared equally by Adolor’s public shareholders — a clear effort to take advantage of the temporary depression in Adolor’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Adolor at a price that does not adequately reflect the Company’s true value.  Defendants also failed to sufficiently inform themselves of Adolor’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

89.           As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

90.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

91.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

92.           The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders.  The Individual Defendants have an obligation to be complete and accurate in their disclosures.

93.           The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

94.           The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares or seek appraisal, and thus are damaged thereby.

95.           Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Adolor and Cubist)

96.           Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

97.           Defendants Adolor and Cubist knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Adolor provided, and Cubist obtained, sensitive non-public information concerning Adolor’s operations and thus had unfair advantages, enabling it to acquire the Company at an unfair and inadequate price.

98.           As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Adolor shares.

99.           Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative;

B.            Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.            In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.            Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.             Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.             Granting such other and further relief as this Court may deem just and proper.

Dated: November 11, 2011	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302)295-5310

Attorneys for Plaintiff